Filed by Quantum Fuel Systems Technologies Worldwide, Inc.

Commission File No. 0-49629

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Starcraft Corporation

Commission File No. 0-22048

Registration No. 333-121436

Quantum Adjourns Special Stockholders’ Meeting

until March 3, 2005 to Vote on Merger with Starcraft

Starcraft Shareholders Approve Merger

Irvine, CA and Goshen, IN (February 28, 2005) – Quantum Fuel Systems Technologies Worldwide Inc. (Nasdaq: QTWW) today announced that it adjourned its special meeting of stockholders that took place today in order for Quantum to obtain sufficient votes to reach a quorum. The special meeting had been convened to vote on approval of the merger transaction with Starcraft Corporation (Nasdaq: STCR). The Quantum special meeting was adjourned and the vote postponed until March 3, 2005 at 8:30 a.m. Pacific time at its offices at 17872 Cartwright Road, Irvine, California.

In a special meeting of shareholders of Starcraft also held today, Starcraft shareholders approved the merger agreement with Quantum. Of the approximately 8.97 million outstanding shares of Starcraft, there were 6.7 million shares represented at the special meeting. Approximately 98% of the Starcraft shares represented in person or by proxy were voted in favor of approval of the merger agreement.

The Quantum special meeting was adjourned because an insufficient number of stockholders were present or represented by proxy in order to establish a quorum. A majority of the 30.7 million issued and outstanding shares of Quantum common stock entitled to vote must be present in person or represented by proxy in order to constitute a quorum for transaction of business at the special meeting. As of the commencement of its special meeting on February 28, Quantum had received proxies representing approximately 15.3 million of the required 15.4 million shares needed to establish a quorum. As of the commencement of the February 28 meeting, approximately 82% of the proxies received on the proposal to approve Quantum’s issuance of shares in the merger have been in favor of that proposal, and approximately 95% of the proxies received on the proposal to amend Quantum’s certificate of incorporation to increase the number of authorized shares of common stock have been in favor of that proposal. Approval of the issuance of Quantum common stock in the merger requires the affirmative vote of a majority of the total number of votes cast at the Quantum special meeting, and approval of the amendment to Quantum’s certificate of incorporation requires the affirmative vote of a majority of outstanding Quantum shares entitled to vote on the matter. Approval of the increase in authorized Quantum common stock is necessary to complete the merger.

Valid proxies submitted by Quantum stockholders prior to the February 28, 2005 meeting will continue to be valid for purposes of the March 3, 2005 reconvened meeting. Quantum stockholders are entitled to change their votes or revoke their proxies at any time prior to the vote being taken. Quantum has retained Mellon Investor Services LLC to assist it in soliciting proxies and will pay fees of approximately $3,500 plus reimbursement of expenses for these services.

Quantum stockholders as of the January 12, 2005 record date who have not voted and wish to do so should contact Cathy Johnston, Corporate Secretary of Quantum, (949) 399-4548.

About Quantum

Quantum is a leading designer, integrator and manufacturer of packaged fuel systems for fuel cells, hybrid and alternative fuel applications in the transportation, fuel cell stationary power generation and hydrogen refueling infrastructure markets. Leveraging its core competencies in ultra-light weight composite fuel storage, fuel injection, fuel metering, electronic controls, OEM-level systems integration, and years of OEM production experience, Quantum also designs and manufactures hybrid and fuel cell vehicles.

Quantum is a Tier 1 OEM supplier and has product commercialization alliances with General Motors, Sumitomo and IMPCO. Quantum’s customer base includes General Motors, Toyota, Opel, Hyundai, Suzuki, Ford, Sunline, Yamaha, AeroVironment, and the U.S. Army.

About Starcraft

Starcraft Corporation is a leading supplier to the OEM automotive supply market. It also supplies aftermarket parts and accessories to wholesale and retail customers throughout the United States.

Forward-Looking Statements

Statements in this document regarding the proposed transaction between Quantum and Starcraft, the expected timetable and outcome of the special meetings and completing the transaction, benefits and synergies of the transaction, future opportunities for Quantum, and any other statements about the future expectations, beliefs, goals, plans, or prospects expressed by the management of either Quantum or Starcraft constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “will,” “believes,” “plans,” “anticipates,” “expects,” “estimates,” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: revocation of proxies by Quantum stockholders; the failure to obtain the approval of Quantum stockholders; the failure to realize the synergies and other perceived advantages resulting from the merger; the ability of the parties to successfully integrate Quantum’s and Starcraft’s operations and employees; costs and potential litigation associated with the merger; the inability to obtain, or meet conditions imposed for, applicable regulatory and tax requirements relating to the merger; the failure of either party to meet the closing conditions set forth in the definitive merger agreement; the ability to retain key personnel both before and after the merger; each company’s ability to successfully execute its business strategies; competitive conditions in the industry; business cycles affecting the markets in which the companies conduct business; and economic conditions generally. Additional factors may be found in the Registration Statement on Form S-4 (No. 333-121436) filed in connection with the proposed merger and in the other documents filed by the parties with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, opinions, and expectations of the parties at the time they are made, and neither Quantum nor Starcraft assumes any obligation to update the forward-looking statements if those beliefs, opinions, expectations, or other circumstances should change.

Additional Information and Where to Find it

Quantum has filed with the SEC a Registration Statement on Form S-4 (No. 333-121436), which includes a joint proxy statement/prospectus of Quantum and Starcraft and other relevant materials in connection with the proposed transaction. On January 19, 2005, the SEC declared the registration statement effective of which those materials forms a part, and the joint proxy statement/prospectus was mailed on or about January 21, 2005 to Quantum and Starcraft securityholders as of the January 12, 2005 record date. Investors and securityholders of Quantum and Starcraft are urged to read the joint proxy statement/prospectus and the other relevant materials because they contain important information about Quantum, Starcraft and the proposed transaction. The joint proxy statement/prospectus and other relevant materials, and any other documents filed by Quantum or Starcraft with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Quantum by contacting Cathy Johnston at cjohnston@qtww.com or via telephone at (949) 399-4548. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed transaction.

Quantum, Starcraft and their respective directors, executive officers and members of management and other employees may be deemed to be participants in the solicitation of proxies from the stockholders of Starcraft and Quantum in favor of the proposed transaction. Information about persons who may be considered participants in the solicitation of the stockholders of Quantum and Starcraft under the rules of the Commission and their respective interests in the proposed transaction is available in the joint proxy statement/prospectus.

For more information regarding Quantum, please contact:

Dale Rasmussen

Investor Relations

+1-206-315-8242

Cathy Johnston

Director of Communications

+1-949-399-4548

cjohnston@qtww.com

©2005 Quantum Fuel Systems Technologies Worldwide, Inc.

Advanced Technology Center

17872 Cartwright Road, Irvine, CA 92614

Phone 949-399-4500        Fax 949-399-4600